August 2007	Preliminary Terms No. 334
Registration Statement No. 333-131266
Dated July 24, 2007
Filed pursuant to Rule 433
Structured Investments
Opportunities in Equities
PLUS based on the Dow Jones Industrial AverageSM due September 20, 2008
Performance Leveraged Upside SecuritiesSM
PLUS offer leveraged exposure to a wide variety of assets and asset classes, including equities, commodities and currencies.  These investments allow investors to capture enhanced returns relative to the asset’s actual positive performance.  The leverage typically applies only for a certain range of price performance.  In exchange for enhanced performance in that range, investors generally forgo performance above a specified maximum return.  At maturity, an investor will receive an amount in cash that may be more or less than the principal amount based upon the closing value of the asset at maturity.

SUMMARY TERMS
Issuer:		Morgan Stanley
Maturity date:		September 20, 2008
Underlying index:		Dow Jones Industrial Average
Aggregate principal amount:		$
Payment at maturity:
If final index value is greater than initial index value,
$10 + ($10 x 200% x index percent increase)
In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
$10 x (final index value / initial index value)
This amount will be less than or equal to the stated principal amount of $10.

Index percent increase:		(final index value – initial index value) / initial index value
Initial index value:		The index closing value of the Dow Jones Industrial Average on the pricing date
Final index value:		The index closing value on the index valuation date, September 18, 2008, subject to adjustment for certain market disruption events.
Leverage factor:		200%
Maximum payment at maturity:		$11.25 to $11.45 (112.5% to 114.5% of the stated principal amount)
Stated principal amount:		$10
Issue price:		$10 (see “Commissions and issue price” below)
Pricing date:		August , 2007
Original issue date:		August , 2007 (5 business days after the pricing date)
CUSIP:		617475686
Listing:
Application will be made to list the PLUS on the American Stock Exchange LLC under the ticker symbol “DJL”, subject to meeting the listing requirements.  We do not expect to announce whether the PLUS will meet such requirements prior to the pricing of the PLUS.  If accepted for listing, the PLUS will begin trading the day after the pricing date.

Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per PLUS	$10.00	$0.15	$9.85
	Total	$	$	$
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor.  The lowest price payable by an investor is $9.95 per PLUS.  Please see “Syndicate Information” on page 5 for further details.

(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Amendment No. 1 to Prospectus Supplement for PLUS dated December 21, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

PLUS Based on the Value of the Dow Jones Industrial AverageSM

Investment Overview

Performance Leveraged Upside Securities

The Dow Jones Industrial Average PLUS (the “PLUS”) can be used:

¡	As an alternative to direct exposure to the Dow Jones Industrial Average that enhances returns for a certain range of price performance of the Dow Jones Industrial Average

¡	To enhance returns and potentially outperform the Dow Jones Industrial Average in a moderately bullish scenario

¡	To achieve similar levels of exposure to the Dow Jones Industrial Average as a direct investment while using fewer dollars by taking advantage of the leverage factor

Maturity:	13 Months
Leverage factor:	200%
Maximum payment at maturity:	112.5% to 114.5% of the stated principal amount
Principal protection:	None

Dow Jones Industrial Average Overview

The Dow Jones Industrial Average is a price-weighted average comprised of 30 common stocks selected at the discretion of the editors of The Wall Street Journal, which is published by Dow Jones & Company, Inc., as representative of the broad market of U.S. industry.

Information as of market close on July 20, 2007

Ticker:	INDU
Current Index Level:	13,851.08
52 Weeks Ago:	10,868.38
52 Week High (on 7/19/07):	14,000.41
52 Week Low (on 7/21/06):	10,868.38

Dow Jones Industrial Average Historical Performance – End of Week Values January 4, 2002 to July 20, 2007

August 2007	Page 2

PLUS Based on the Value of the Dow Jones Industrial AverageSM

Key Investment Rationale

This 13 month investment offers 200% leveraged upside, subject to a maximum payment at maturity of 112.5% to 114.5%.

Investors can use the PLUS to double returns up to the maximum payment at maturity, while maintaining similar risk as a direct investment in the Dow Jones Industrial Average.

Leverage Performance	The PLUS offer investors an opportunity to capture enhanced returns relative to a direct investment in the Dow Jones Industrial Average within a certain range of price performance.
Best Case Scenario	The Dow Jones Industrial Average increases in value and, at maturity, the PLUS redeem for the maximum payment at maturity, 112.5% to 114.5%.
Worst Case Scenario	The Dow Jones Industrial Average declines in value and, at maturity, the PLUS redeem for less than the stated principal amount by an amount proportional to the decline.

Summary of Selected Key Risks (see page 8)

¡	No guaranteed return of principal.

¡	No interest payments.

¡	Appreciation potential is limited by the maximum payment at maturity.

¡	Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

¡	The market price of the PLUS will be influenced by many unpredictable factors, including the value, volatility and dividend yield of the Dow Jones Industrial Average.

¡	The U.S. federal income tax consequences of an investment in the PLUS are uncertain.

¡	Credit risk to Morgan Stanley whose credit rating is currently Aa3/A+.

August 2007	Page 3

PLUS Based on the Value of the Dow Jones Industrial AverageSM

Fact Sheet

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by these preliminary terms.  At maturity, an investor will receive for each stated principal amount of PLUS that the investor holds, an amount in cash that may be more or less than the stated principal amount based upon the closing value of the Dow Jones Industrial Average at maturity.  The PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
August , 2007	August , 2007 (5 business days after the pricing date)	September 20, 2008, subject to postponement due to a market disruption event
Key Terms
Issuer:	Morgan Stanley
Underlying index:	Dow Jones Industrial Average
Underlying index publisher:	Dow Jones & Company, Inc.
Issue price:	$10 per PLUS. See “Syndicate Information” below.
Stated principal amount:	$10 per PLUS
Denominations:	$10 per PLUS and integral multiples thereof
Interest:	None
Bull market or bear market PLUS:	Bull market PLUS
Payment at maturity:
If final index value is greater than initial index value,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.

If final index value is less than or equal to initial index value,
$10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10.

Leveraged upside payment:	$10 x 200% x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value of the Dow Jones Industrial Average on the pricing date.
Final index value:	The index closing value of the Dow Jones Industrial Average on the index valuation date as reported on Bloomberg under ticker symbol “INDU” or any successor symbol.
Index valuation date:	September 18, 2008, subject to adjustment for certain market disruption events.
Index performance factor:	(final index value / initial index value)
Maximum payment at maturity:	$11.25 to $11.45 (112.5% to 114.5% of the stated principal amount)
Postponement of maturity date:
If the scheduled index valuation date is not an index business day or if a market disruption event occurs on that day so that the index valuation date as postponed falls less than two scheduled index business days prior to the scheduled maturity date, the maturity date of the PLUS will be postponed until the second scheduled index business day following that index valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 8.

August 2007	Page 4

PLUS Based on the Value of the Dow Jones Industrial AverageSM

General Information
Listing:
Application will be made to list the PLUS on the American Stock Exchange LLC under the ticker symbol “DJL”, subject to meeting the listing requirements.  We do not expect to announce whether the PLUS will meet such requirements prior to the pricing of the PLUS.  If accepted for listing, the PLUS will begin trading the day after the pricing date.

CUSIP:	617475686
Minimum ticketing size:	100 PLUS
Tax considerations:
Although the issuer believes the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.
Assuming this characterization of the PLUS is respected, the following U.S. federal income tax consequences should result.
•  A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange.
•  Upon sale, exchange or settlement of the PLUS at maturity, a U.S. Holder should generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS.  Such gain or loss should generally be long-term capital gain or loss if the investor has held the PLUS for more than one year.
Please read the discussion under “Risk Factors ― Structure Specific Risk Factors” in these preliminary terms and the discussion under “United States Federal Taxation” in the prospectus supplement for PLUS concerning the U.S. federal income tax consequences of investing in the PLUS.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.
On or prior to the pricing date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the PLUS by taking positions in futures and options contracts on the Dow Jones Industrial Average. Such purchase activity could increase the value of the Dow Jones Industrial Average, and therefore the value at which the Dow Jones Industrial Average must close on the index valuation date before investors would receive at maturity a payment that exceeds the principal amount of the PLUS.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.

ERISA:	See “ERISA” in the prospectus supplement for PLUS.
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000).

Syndicate Information
Issue Price of the PLUS	Selling Concession	Principal Amount of the PLUS for any single investor
$10.00	1.5000%	<$999K
$9.975	1.2500%	$1MM-$2.99MM
$9.9625	1.1250%	$3MM-$4.99MM
$9.95	1.0000%	>$5MM
Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the PLUS distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the PLUS.  We encourage you to read the accompanying prospectus supplement for PLUS and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

August 2007	Page 5

PLUS Based on the Value of the Dow Jones Industrial AverageSM

How PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the PLUS based on the following hypothetical terms:

Stated principal amount:	$10
Leverage factor:	200%
Maximum payment at maturity:	$11.35 (113.5% of the stated principal amount)

PLUS Payoff Diagram

How it works

¡
If the final index value is greater than the initial index value, then investors receive the $10 stated principal amount plus 200% of the appreciation of the Dow Jones Industrial Average over the term of the PLUS, subject to the maximum payment at maturity.  In the payoff diagram, an investor will realize the maximum payment at maturity at a final index value of 106.75% of the initial index value.

–	If the Dow Jones Industrial Average appreciates 5%, the investor would receive a 10% return, or $11.00.

–	If the Dow Jones Industrial Average appreciates 25%, the investor would receive the hypothetical maximum payment at maturity of 113.5% of the stated principal amount, or $11.35.

¡
If the final index value is less than or equal to the initial index value, the investor would receive an amount less than or equal to the $10 stated principal amount, based on a 1% loss of principal for each 1% decline in the Dow Jones Industrial Average.

–	If the Dow Jones Industrial Average depreciates 10%, the investor would lose 10% of their principal and receive only $9 at maturity, or 90% of the stated principal amount.

August 2007	Page 6

PLUS Based on the Value of the Dow Jones Industrial AverageSM

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of PLUS that they hold an amount in cash based upon the value of the Dow Jones Industrial Average, determined as follows:

If the final index value is greater than the initial index value, investors will receive for each $10 stated principal amount of PLUS that they hold a payment at maturity equal to:

$10    +    leveraged upside payment,

subject to a maximum payment at maturity of $11.25 to $11.45, or 112.5% to 114.5% of the stated principal amount of $10 for each PLUS,

where,

leveraged upside payment   =   ($10    ×    200%    ×    index percent increase)

and

index percent increase	=	final index value − initial index value
initial index value

If the final index value is less than or equal to the initial index value, investors will receive for each $10 stated principal amount of PLUS that they hold a payment at maturity equal to:

$10    ×    index performance factor

where,

index performance factor	=	final index value
initial index value

Because the index performance factor will be less than or equal to 1.0, this payment will be less than or equal to $10.

August 2007	Page 7

PLUS Based on the Value of the Dow Jones Industrial AverageSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page S-12 of the prospectus supplement for PLUS.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

Structure Specific Risk Factors

¡
PLUS do not pay interest nor guarantee return of principal.  The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest nor guarantee payment of the principal amount at maturity.  If the final index value is less than the initial index value, the payout at maturity will be an amount in cash that is less than the $10 stated principal amount of each PLUS by an amount proportionate to the decrease in the value of the underlying index.

¡
Appreciation potential is limited.  The appreciation potential of PLUS is limited by the maximum payment at maturity of $11.25 to $11.45, or 112.5% to 114.5% of the stated principal amount.  Although the leverage factor provides 200% exposure to any increase in the value of the underlying index at maturity, because the payment at maturity will be limited to 112.5% to 114.5% of the stated principal amount for the PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final index value exceeds approximately 106.25% to 107.25% of the initial index value.

¡
Market price influenced by many unpredictable factors.  Several factors will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the value, volatility and dividend yield of the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the issuer.

¡
Not equivalent to investing in the underlying index.  Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks.  Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.

¡
Adjustments to the underlying index could adversely affect the value of the PLUS.  The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time.  In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

¡
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

¡	The U.S. federal income tax consequences of an investment in the PLUS are uncertain. Please read the discussion under “Fact Sheet ― General Information ― Tax considerations” in these

August 2007	Page 8

PLUS Based on the Value of the Dow Jones Industrial AverageSM

preliminary terms and the discussion under “United States Federal Taxation” in the prospectus supplement for PLUS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the PLUS.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the PLUS, the timing and character of income on the PLUS might differ from the tax treatment described in the Tax Disclosure Sections.  For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in these preliminary terms and the prospectus supplement for PLUS.

Other Risk Factors

¡
Secondary trading may be limited.  There may be little or no secondary market for the PLUS.  Application will be made to list the PLUS on the American Stock Exchange LLC under the ticker symbol “DJL”.  For a security to be listed on the American Stock Exchange LLC, the requirements include, among other things, that there be 1 million units and 400 holders of such security.  However, it is not possible to predict whether the PLUS will meet the requirements for listing or trade in the secondary market or if such market will be liquid or illiquid, and we do not expect to announce whether or not the PLUS will meet those requirements prior to the pricing of the PLUS.  Because it is not possible to predict whether the market for the PLUS will be liquid or illiquid, you should be willing to hold your PLUS to maturity.

¡
Potential adverse economic interest of the calculation agent.  The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and prior to maturity could adversely affect the value of the underlying index and, as a result, could decrease the amount an investor may receive on the PLUS at maturity.  Any of these hedging or trading activities on or prior to the pricing date could potentially affect the initial index value and, therefore, could increase the value at which the underlying index must close before an investor receives a payment at maturity that exceeds the issue price of the PLUS.  Additionally, such hedging or trading activities during the term of the PLUS, including on the index valuation date, could potentially affect the value of the underlying index on the index valuation date and, accordingly, the amount of cash an investor will receive at maturity.

August 2007	Page 9

PLUS Based on the Value of the Dow Jones Industrial AverageSM

Information about the Dow Jones Industrial Average

The Dow Jones Industrial Average.  The Dow Jones Industrial Average is a price-weighted average comprised of 30 common stocks selected at the discretion of the editors of The Wall Street Journal, which is published by Dow Jones & Company, Inc., as representative of the broad market of U.S. industry. The Dow Jones Industrial Average is described under the heading “Underlying Indices and Underlying Index Publishers Information—Dow Jones Industrial Average” in Annex A of the prospectus supplement for PLUS.

License Agreement between Dow Jones & Company, Inc. and Morgan Stanley & Co. Incorporated.  “Dow Jones Industrial Average,” “Dow JonesSM,” and “DJIASM” are service marks of Dow Jones & Company, Inc. and have been licensed for use by Morgan Stanley. The PLUS are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc., and Dow Jones & Company, Inc. makes no representation regarding the advisability of investing in the PLUS. See “Underlying Indices and Underlying Index Publishers Information—Dow Jones Industrial Average—License Agreement between Dow Jones and Morgan Stanley” in the prospectus supplement for PLUS.

Historical Information
The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the Dow Jones Industrial Average for each quarter in the period from January 1, 2002 through July 20, 2007.  The closing value of the Dow Jones Industrial Average on July 20, 2007 was 13,851.08.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical values of the Dow Jones Industrial Average should not be taken as an indication of future performance, and no assurance can be given as to the level of the Dow Jones Industrial Average on the index valuation date.  The payment of dividends on the stocks that constitute the Dow Jones Industrial Average are not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity.

Dow Jones Industrial Average	High	Low	Period End
2002
First Quarter	10,635.25	9,618.24	10,403.94
Second Quarter	10,381.73	9,120.11	9,243.26
Third Quarter	9,379.50	7,591.93	7,591.93
Fourth Quarter	8,931.68	7,286.27	8,341.63
2003
First Quarter	8,842.62	7,524.06	7,992.13
Second Quarter	9,323.02	8,069.86	8,985.44
Third Quarter	9,659.13	9,036.04	9,275.06
Fourth Quarter	10,453.92	9,469.20	10,453.92
2004
First Quarter	10,737.70	10,048.23	10,357.70
Second Quarter	10,570.81	9,906.91	10,435.48
Third Quarter	10,342.79	9,814.59	10,080.27
Fourth Quarter	10,854.54	9,749.99	10,783.01
2005
First Quarter	10,940.55	10,368.61	10,503.76
Second Quarter	10,623.07	10,012.36	10,274.97
Third Quarter	10,705.55	10,270.68	10,568.70
Fourth Quarter	10,931.62	10,215.22	10,717.50
2006
First Quarter	11,317.43	10,667.39	11,109.32
Second Quarter	11,642.65	10,706.14	11,150.22
Third Quarter	11,718.45	10,739.35	11,679.07
Fourth Quarter	12,510.57	11,670.35	12,463.15
2007
First Quarter	12,786.64	12,050.41	12,354.35
Second Quarter	13,676.32	12,382.30	13,408.62
Third Quarter (through July 20, 2007)	14,000.41	13,501.70	13,851.08

August 2007	Page 10